AECOM 1999 Avenue of the Stars Suite 2600 Los Angeles, CA 90067 www.aecom.com	213.593.8000 213.593.8730	tel fax

February 24, 2017

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

Re:                             AECOM

Form 10-K for Fiscal Year Ended September 30, 2016

Filed November 16, 2016

File No. 0-52423

Dear Mr. O’Brien:

This letter is in response to the comment letter, dated January 27, 2017, of the Staff of the Division of Corporation Finance (the “Staff”) regarding the above-referenced filing (the “Filing”) for AECOM (the “Company” or “AECOM”).  To assist your review, we have retyped the text of the Staff’s comments in italics below.

Form 10-K for the fiscal year ended September 30, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Consolidated Results, page 45

1.              As previously requested, please provide an analysis of the material factors impacting the effective tax rate for each period presented, including whether the factors are expected to have a continuing impact.  Other than your analysis of the reversal of the valuation allowance, it would appear an analysis should have been provided for the exclusion of tax on non-controlling interests, income tax credits and incentives, foreign tax rate differential, tax exempt income, changes in tax rates, and foreign residual income line items from your reconciliation on page 112. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance along with comment 3 in our letter dated December 17, 2015, and your corresponding response letter dated January 20, 2016.

AECOM’s Response to Question 1

The Company respectfully submits that it will provide a more comprehensive analysis of the material factors impacting its effective tax rate for each period presented by quantifying and discussing the impact of each such factor, including whether the factor is expected to have a continuing impact to the effective tax rate. The material factors contributing to the difference between the statutory U.S. federal income tax rate of 35% and the Company’s effective tax rate for the year ended September 30, 2016, were the valuation allowance reversal, exclusion of tax on non-controlling interests, income tax credits and incentives, foreign tax rate differential, tax exempt income, changes in tax rates and foreign residual income. All of these material factors are expected to have a continuing impact on the effective tax rate except for the impact of the retroactive reinstatement of the federal research credit and the release of certain valuation allowances in the United Kingdom and Australia.  The material factors impacting the effective tax rate for the year ended September 30, 2015, were presented in the Consolidated Results, page 54 and include the exclusion of tax on non-controlling interests, geographical mix of earnings, energy-related and other tax incentives, the reinstatement of expiring tax provisions, valuation allowance activity and the domestic production activities deduction.

The Company has included additional disclosure related to the material factors impacting its effective tax rate in its most recently filed 10-Q for the period ending December 31, 2016.  The Company will continue to refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4 of the Financial Reporting Codification for guidance.  The below underlined text reflects the form of additional language that the Company proposes to include in its next Form 10-K in its results of operations, and comparable language will be included in future filings, if applicable.

Included in our income tax benefit for the year ended September 30, 2016, is a total benefit of $54.7 million related to valuation allowance activity including decreases in valuation allowances due to current year foreign income and the release of certain valuation allowances in the United Kingdom and Australia (see paragraphs below for further details), a $24.7 million benefit related to non-controlling interests, a $24.6 million benefit related to income tax credits and energy-related incentives, a $19.7 million benefit of the effect of the favorable tax impacts of changes in the geographical mix of income, and a $17.6 million benefit related to tax-exempt income, partially offset by a $32.6 million increase in tax expense related to the impact of tax rate changes in certain foreign jurisdictions and $17.8 million of tax expense related to foreign residual income.  All of these factors are expected to have a continuing impact on the effective tax rate except for the impact of the retroactive reinstatement of the federal research credit, the release of certain valuation allowances in the United Kingdom and Australia and the impact of tax rate changes.

Note 6- Joint Ventures and Variable Interest Entities, page 93

2.              We note that equity in earnings of joint ventures is 83% of income before income tax (benefit) expense. Please confirm that none of your equity method investments meet the significance thresholds referenced in Article 3-09 of Regulation S-X for any of the three fiscal years presented.

AECOM’s Response to Question 2

The Company respectfully confirms with the Staff that none of its equity method investments meet the significance thresholds referenced in Article 3-09 of Regulation S-X for any of the three fiscal years presented.  As discussed in Footnote 6 of its 10-K, the Company has significant operations through equity method investments and provides necessary disclosures in accordance with Article 4-08(g) of Regulation S-X.  However, none of the individual equity method investees rose to the level of significance to require disclosure in accordance with Article 3-09.

Note 16 — Other Financial Information, page 117

3.              We note your disclosure that you recorded revenue and a non-current asset related to the expected accelerated recovery of a pension related entitlement from the federal government of approximately $50 million. Please tell us and expand your disclosures to discuss the nature and reasons behind the entitlement and the facts and circumstances that gave rise to its recovery from the federal government. In providing your response, please tell us how you determined the entitlement met the characteristics to be classified as revenue.

AECOM’s Response to Question 3

As noted in Footnote 7 to the Company’s Form 10-K, the Company adopted an amendment to freeze benefits under the URS Federal Services, Inc. Employee Retirement Plan (the “Plan”) during fiscal 2015.  Substantially all of URS Federal Services, Inc.’s contracts were with the US Federal Government (the “Government”), and a substantial portion of pension expenses related to the Plan were included as a cost element to the Government under Cost Accounting Standards (“CAS”).  In accordance with CAS 413-50-(c)(12), curtailment of the Plan resulted in an acceleration of the Government’s obligation to fund its portion of the Plan.  Based on the Company’s estimates and independent third party actuarial estimates, the Government’s portion of Plan expenses accelerated due to the curtailment was approximately $50 million. The Company also obtained advice from outside counsel confirming that the Company had a legal right to an accelerated recovery in accordance with CAS 413-50-(c)(12). An invoice for settlement and adjustment of pension cost was developed, certified per Defense Federal Acquisition Regulation Supplement 252.243-7002, and submitted to the Government in accordance with CAS 413-50(c)(12) and Federal Acquisition Regulation 31.205-6(j).

The Company concluded the amount due from the Government under CAS 413 should be recorded as revenue to be consistent with the Company’s existing accounting policy and application of GAAP.  During the normal course of business, these pension costs are pooled with other indirect costs and billed to the Government as overhead rates that are recognized as revenue. Accordingly, absent the curtailment, Plan costs would have been recovered from the Government through the Company’s rates charged on applicable contracts and recorded as revenue.  The Company concluded the entitlement represented payments from a customer for services rendered and should be recorded as revenue.

The below underlined text reflects the form of additional language that the Company proposes to include in future filings:

During the twelve months ended September 30, 2016, the Company recorded revenue related to the expected accelerated recovery of a pension related entitlement from the federal government of approximately $50 million.  The entitlement resulted from pension costs that are reimbursable through certain government contracts in accordance with Cost Accounting Standards. The accelerated recognition resulted from an amendment to freeze pension benefits under the URS Federal Services, Inc. Employees Retirement Plan.  The actual amount of reimbursement may vary from the Company’s expectation.

Item 9A. Controls and Procedures, page 135

4.              Please tell us how you determined that the material weakness identified as of September 30, 2015, did not impact your conclusion regarding the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please also refer to SEC Release No. 33-8238, Final Rule: Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which states that disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.

AECOM’s Response to Question 4

Rule 13a-15(d) of the Securities Exchange Act of 1934 defines “disclosure controls and procedures” to mean controls and procedures designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the SEC designated time periods (the “Disclosure Controls”).  The Company’s Disclosure Controls were designed to include controls and procedures to ensure that information is accumulated and communicated to the Company’s principal executive and principal financial officers, as appropriate, to allow timely decisions about required disclosure.  Internal Control over Financial Reporting (“ICFR”), comparatively, are considered to be a subset of the Company’s Disclosure Controls and were designed to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes in accordance with GAAP.

The Company’s principal executive officer and principal financial officer concluded that its Disclosure Controls for its fiscal year ended September 30, 2015 remained effective because throughout this period there existed established processes and procedures to ensure that all information was properly recorded, processed, summarized and reported.  These processes and procedures, included, but were not limited to (1) a comprehensive review of the Company’s periodic reports by its functional groups, including Accounting, Legal, Tax, Investor Relations, Treasury, Internal Audit and others; (2) officer subcertificates by key managers of the Company’s various functional groups; (3) formal review of the periodic report and ICFR at the Company’s disclosure committee meeting by the principal executive and principal financial officers and other senior managers; (4) detailed review of the non-financial information, including board and executive level materials; and (5) the timely reporting of all information in the periodic report.

The Company’s principal executive and principal financial officers also considered that the identified material weakness in the ICFR was isolated to technical accounting issues originating from a prior business combination outside of the Company’s Disclosure Controls.  While the Company ultimately determined to report a material weakness in ICFR, the Company reached its conclusion after careful consideration of judgmental factors based on technical accounting issues originating from a prior business combination that was subject to substantial internal debate.  However, as to the broader question of Disclosure Controls, the Company believes that effectiveness was not impacted because its circumstances were unique due to the nature of the deficiency being very narrow relative to its broader Disclosure Controls.

5.              We note that you amended your fiscal year 2015 Form 10-K on August 10, 2016, to identify a material weakness as of September 30, 2015. Please provide us with a comprehensive discussion of the control deficiencies and the nature of the material weakness, including when the material weakness first began, and how you discovered the control deficiencies that led to the material weakness. As part of your response, please tell us if these were identified control deficiencies as of September 30, 2015 or earlier that were not raised to the level of a material weakness until the filing of your amendment to the 2015 Form 10-K.

AECOM’s Response to Question 5

As noted in the disclosure in Form 10-K, the Company concluded a material weakness existed in its ICFR as of September 30, 2015 related to the acquisition (“Acquisition” or “Business Combination”) of URS Corporation (“URS”).  On October 17, 2014, the Company acquired a controlling interest in URS and completed the largest and most complex acquisition in the Company’s history.  No other significant acquisitions were made during fiscal years 2015 or 2016.  The measurement period for the Acquisition began on October 17, 2014.  The errors and related ICFR deficiencies that indicated a material weakness did not manifest until after the Form 10-K for the fiscal year ending on September 30, 2015 was filed.  Each of the errors and the associated ICFR deficiencies originated from the initial purchase accounting of the Acquisition as further documented below.

During the first quarter of fiscal year 2016, an error was detected in the Company’s income tax accounts originating from the Business Combination.  During the third quarter of fiscal year 2016, additional errors were identified related to the Business Combination, specifically adoption and application of forward loss policy and additional income tax matters also originating from the Business Combination.  A more detailed description of the errors is discussed in the response to Question #6 below.  Although the impact of the errors was not quantitatively material, individually or in aggregate, the Company considered the qualitative evidence that the existence of several errors and related ICFR deficiencies were present in the Business Combination process as of September 30, 2015.  Specifically, these deficient controls were the controls over aligning accounting policies of an acquired company, allocation of acquired deferred tax assets and liabilities by tax jurisdiction, and assessing the technical merits of acquired deferred tax assets and liabilities by jurisdiction.

The Company considered Rule 1-02(a)(4) that defines a material weakness as “a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.”  Based on the Company’s analysis, a reasonable possibility existed as September 30, 2015 that a material misstatement within the Business Combination process would not have been prevented or detected due to a combination of several ICFR deficiencies identified in the first and third quarters of fiscal 2016.

6.              We note that you determined the material weakness led to an immaterial error that you recognized during the third quarter of fiscal year 2016. The disclosures in Note 1 to this Form 10-Q notes that errors relate to acquisition accounting for URS Corporation, which was acquired on 10/17/14.  Please provide us with a comprehensive explanation of the errors identified and the correction you made to your consolidated balance sheet and statement of operations, including how those errors stem from the material weakness as of September 30, 2015.  Your response should also address why you identified the changes to the balance sheet accounts as an error in acquisition accounting rather than post-measurement period items that would be reflected in your consolidated statement of operations.

AECOM’s Response to Question 6

As noted in the Company’s Amendment No. 1 to its Form 10-K for the fiscal year ended September 30, 2015, the errors related to the Acquisition accounting for URS.  Specifically, the errors related to the Business Combination accounting for the forward loss policy and income tax accounts.

During the Business Combination integration process, the Company identified an inconsistency in the accounting policy used by legacy URS and legacy AECOM in the accounting for forward losses on projects.  Primarily for administrative reasons, the Company elected to adopt the accounting policy of legacy URS.  The adoption of the legacy URS policy did not have a material impact to the financial statements in any period.  During the third quarter, the Company determined that this accounting method was inconsistent with ASC 605-35-25-50.  As a result, Acquisition date accrued liabilities and goodwill were accounted for incorrectly resulting in an understatement in both accounts.

Additionally, the Company noted the following individually insignificant errors in its tax accounting:

•                  Legacy URS recorded a deferred tax asset related to an investment loss write down in Canada that the Company recorded in purchase accounting.  However, the Canadian tax rules restricted the transfer of the investment loss in a business combination.  Therefore, in the third quarter the Company determined the deferred tax assets were overstated and goodwill was understated at the Acquisition date.

•                  The Acquisition resulted in a significant increase in intangible assets recorded by the Company.  The deferred taxes associated with those intangible assets were correctly recorded at Acquisition.  In the first quarter, the Company identified several deferred tax assets that were improperly netted with deferred tax liabilities in certain tax jurisdictions.  As a result, deferred tax assets were understated and goodwill was overstated on the Acquisition date.

The Company concluded that each of the errors identified represented an error in the initial accounting for Business Combination rather than a subsequent change in facts and circumstances that would result in a post-measurement period item. Each of the errors stemmed from information that existed at the Acquisition date.  Goodwill, deferred tax assets, accrued liabilities, and deferred tax liabilities were understated but none of the balance sheet adjustments individually or collectively was greater than 0.5% of total assets. As noted in Footnote 1 of the Company’s third quarter filing on Form 10-Q, the impact of these error corrections to net income attributable to AECOM for the three and nine months ended June 30, 2016 was an increase of $4.8 million and $3.3 million, respectively.  The Company concluded the errors had an overall immaterial quantitative impact to the presentation of its consolidated financial statements.

7.              Please help us understand how your description of the changes in internal control over financial reporting that occurred during the fourth quarter of fiscal year 2016 to address the material weakness identified and disclosed in the amended 2015 Form 10-K filed on August 10, 2016, adequately explains to investors the specific changes to your control environment.

AECOM’s Response to Question 7

The Company respectfully submits that the change in ICFR was primarily disclosed in Item 4 of its third quarter Form 10-Q.  The Company’s disclosure provides a summary of the changes in ICFR that occurred during the fiscal third quarter, including an evaluation of its forward loss reserve methodology and changes to the income tax process.  These changes in ICFR represented significant progress towards remediation of the Company’s material weakness.  The disclosure of the changes in ICFR made in the third quarter were not repeated in the Company’s Form 10-K.  In the fiscal fourth quarter, the Company completed its testing of the effectiveness of the changes in ICFR made in the third quarter, including the operation of these controls in accounting for a fourth quarter acquisition, and determined the Company had sufficient evidence to conclude the material weakness was remediated.  In the Form 10-K, the Company disclosed that it had completed its testing with respect to the changes in ICFR and disclosed its conclusion that its material weakness was remediated, but the changes to ICFR in the fiscal fourth quarter did not warrant broader disclosure.

Form 8-K Filed November 14, 2016

8.              Please present the most comparable GAAP measure with equal or greater prominence when presenting a non-GAAP measure in accordance with Item 10(e)(1)(i)(a) of Regulation S-K.  In this regard, we note your presentation of the year-over-year percent change non-GAAP presentations, effective tax rate for adjusted earnings under the Tax Rate section, free cash flow under the Cash Flow section.  See the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

AECOM’s Response to Question 8

Starting with its February 7, 2017 earnings release, the Company has updated its disclosure to prominently present GAAP year-over-year percent change metrics before it presents adjusted tax rate or free cash flow as follows:

Tax Rate

“The effective tax rate in the first quarter was 27.4%. On an adjusted basis, the effective tax rate was 28.7%.”

and

Cash Flow

“Operating cash flow for the first quarter was $78 million, which was materially unchanged from last year and consistent with the Company’s plan for the year.

Free cash flow for the first quarter was $56 million and is on track with annual free cash flow guidance of $600 million to $800 million for fiscal 2017.”

9.              Please provide a quantitative reconciliation with respect to your forward looking non- GAAP effective tax rate and interest excluding amortization of deferred financing fees guidance, or provide the disclosures required when the reconciliation is omitted per Item 10(e)(1)(i)(b) of Regulation S-K.  See the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

AECOM’s Response to Question 9

Starting with its February 7, 2017 earnings release, the Company has updated its disclosures to provide a quantitative reconciliation with respect to its forward looking non-GAAP effective tax rate and interest excluding amortization of deferred financing fees as follows:

FY17 GAAP Tax Rate Guidance based on Adjusted Tax Rate Guidance

Fiscal Year End 2017

GAAP Tax Rate Guidance	16.0%
Tax rate impact from adjustments to GAAP earnings	2.0%
Tax rate impact from inclusion of NCI deduction	2.0%
Effective Tax Rate for Adjusted Earnings Guidance	20.0%

FY17 GAAP Interest Expense Guidance based on Adjusted Interest Expense Guidance

(in millions)	Fiscal Year End 2017

GAAP Interest Expense Guidance	$205.0
Financing charge in interest expense	$15.0
Adjusted Interest Expense Guidance	$190.0

10.       Please tell us how you considered the guidance in Question 100.03 of the updated Non GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 for your non- GAAP measures that exclude losses and expenses related to the URS acquisition, but do not appear to provide for adjustments to exclude income or gains related to your acquisition of URS. Examples include the margin fair value liability and the favorable resolution of legal matters.

AECOM’s Response to Question 10

The Company uses adjusted earnings per share as a metric primarily to help investors best understand and evaluate the Company’s financial performance.  The adjustments made to GAAP earnings represent a balanced approach of presenting the operating results of the Company in a manner the Company believes is most meaningful to investors.  The adjustments are intended to isolate certain material discrete, unusual, or non-cash items that are outside the scope of the Company’s core operations.  Legal and project resolutions are not reconciled and are presented on a net basis including both gains and losses. The Company has thousands of active contracts and therefore given the variability of the work performed it is common for the financial results of the Company to be impacted by favorable and unfavorable project and legal matters in the ordinary course of business. Accordingly, the gains and losses from these type of matters are included in the Company’s adjusted reported results. To ensure that the users of the financial statements have clarity as to the results reported, the Company has disclosed the impact of the legal and project resolutions related to purchase accounting in all the impacted quarterly and annual financial statements when material.  For example, the Company made the following disclosure related to the resolutions of project and legal matters in the earnings release furnished with the Company’s Form 8-K dated as of November 14, 2016:

“Fourth quarter operating income benefitted from resolutions of project and legal matters. The impact to adjusted EPS was $0.07”

The margin fair value liability resulting from the requirement to remeasure acquired contracts to fair value in purchase accounting includes both negative and positive adjustments to acquired contract values. The recognition in income of the margin fair value liability is not reconciled from adjusted earnings because it partially offsets the variability present in acquired contracts, because the Company was not involved in the negotiation. The Company increased its earnings per share and adjusted earnings per share guidance in fiscal 2015 after it concluded that the margin fair value liability would have a material impact to its financial statements, which was furnished with the Company’s Form 8-K dated as of May 12, 2015. The Company has continued to include the margin fair value liability in its earnings per share and adjusted earnings per share guidance in fiscal 2016 and fiscal 2017. Further, the Company has disclosed the impact of the recognition in income of the margin fair value liability to earnings and adjusted earnings in all quarterly and annual financial statements.

The Company will continue to consider the guidance under 100.03 in the presentation of adjusted metrics and ensure both gains and losses are considered and fully disclosed.

Definitive 14A

Summary Compensation Table, page 61

11.       Item 402 of Regulation S-K requires that you quantify in a footnote any perquisite “that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for that officer.”  It appears from your disclosure that you may have perquisites that require quantification.  If so, please provide the staff with revised disclosure in your response and revise future filings to provide this information for investors.

AECOM’s Response to Question 11

The Company disclosed all insurance premium amounts for every Named Executive Officer in the “All Other Compensation” column of the Summary Compensation Table since all employees receive insurance coverage, however, since there are certain unique aspects related to the insurance premiums for some of its Named Executive Officers, the Company will revise future filings to quantify this information as proposed below for Fred Werner:

“This amount includes executive life insurance premiums, executive medical, dental and vision insurance premiums of $46,357, and an executive allowance.

Closing

In accordance with your letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (213) 593-7758 with any Questions or comments you may have regarding this letter.

Very truly yours,

/s/ W. Troy Rudd

W. Troy Rudd

Executive Vice President and Chief Financial Officer

cc:       Michael S. Burke, Chief Executive Officer, AECOM

David Y. Gan, Senior Vice President, Deputy General Counsel, AECOM